July 12, 2024

Mark DyBul
Chief Executive Officer
Renovaro Biosciences Inc.
2080 Century Park East, Suite 906
Los Angeles, CA 90067

       Re: Renovaro Biosciences Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2023
           Filed October 2, 2023
           File No. 001-38758
Dear Mark DyBul:

       We have reviewed your May 31, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 22, 2024 letter.

Form 10-K for the Fiscal Year Ended June 30, 2023
Notes to the Consolidated Financial Statements
Note 4 - Intangible Assets and Goodwill, page F-14

1. We note your responses to prior comments one and two. We continue to have difficultly understanding why additional impairments of your IPR&D asset and goodwill have not been recorded. In this respect, it appears that your goodwill and indefinite-lived intangible balances as of June 30, 2023 solely consist of amounts recorded in conjunction with the
       February 2018 acquisition of Enochian Biopharma. Based on disclosures made in prior filings, particularly your Form 10-K for the fiscal year ended June 30, 2018, the acquisition of Enochian Biopharma primarily consisted of a license agreement with Weird
       Science whereby you were granted exclusive rights to use and commercialize intellectual property related to HIV. Your disclosures indicate that of the $166.5 million in total consideration paid to acquire Enochian Biopharma, $154.8 million was recorded as an indefinite-lived intangible asset (IPR&D asset) and $11.6 million was recognized as
 July 12, 2024
Page 2

       goodwill. Given that the totality of intellectual property rights acquired in the Enochian
       Biopharma acquisition appear to have been conveyed via the license agreement with
       Weird Science and such license agreement was terminated in March 2024, it is unclear how you determined that the remaining goodwill and IPR&D asset associated with the
       Enochian Biopharma acquisition continue to have value. Please address the following

             Your response to prior comment two indicates that your IPR&D asset consists of rights to RENB-HV-01, RENB-HV-12 and RENB-HV-21. Please provide us with a roll forward of your IPR&D asset from the date of the Enochian Biopharma acquisition through June 30, 2023 which illustrates the allocation of these product rights to each product candidate. Please also address the following:
             o Clarify whether your rights to RENB-HV-12 were acquired as part of the
                 Enochian Biopharma acquisition and if so, why its development was not impacted by the termination of the Weird Science license. If RENB-HV-12 was not subject to the Weird Science license agreement, explain to us why a portion of the initial indefinite-lived intangible asset was allocated to this product candidate.
             o Clarify how a portion of your IPR&D asset (which was originally recorded in
                 February 2018) can be attributed to RENB-HV-21 given your disclosure on page
                 8 that your rights to RENB-HV-21 were acquired from Seraph Research Institute via a license agreement dated August 2021.

             As it relates to your goodwill impairment analysis, you disclose that you test for impairment at the reporting unit level, which is one unit below the operating segment level. Please identify for us each of your operating segments and reporting units and provide us with an allocation of your goodwill balance as of June 30, 2023 by reporting unit.

             Please explain why the termination of the Weird Science license agreement resulted in an impairment of your IPR&D asset but not your goodwill balance, all of which appears to be attributable to the Enochian Biopharma acquisition of which the Weird
           Science license was the primary component.

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences